UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: June 28, 2007	By:	/s/ Charles R. Patton
Charles R. Patton
Vice President Compensation and Benefits, Plan Administrator

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Ryder System, Inc. 401(k) Savings Plan:
In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
June 25, 2007

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for plan benefits of Ryder System, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2005 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
June 15, 2006
Miami, Florida
Certified Public Accountants

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2006 AND 2005

	December 31
	2006	2005
Assets
Investments:
Short-term money market instruments	$5,606,912	$755,143
Investment and wrapper contracts (at fair value)	157,149,200	162,650,338
Mutual funds	480,608,986	425,823,622
Ryder System, Inc. Common Stock Fund	94,468,765	84,231,729
Participant loans receivable	27,320,209	27,325,149

Total investments	765,154,072	700,785,981
Receivables:
Employer contributions	2,788,721	3,376,730
Participant contributions	478,862	437,215
Due from broker for securities sold	78,718	—

Total receivables	3,346,301	3,813,945

Total assets	768,500,373	704,599,926

Liabilities
Due to broker for securities purchased	—	945,971
Operating payable	30,255	—

Total liabilities	30,255	945,971

Net assets available for plan benefits (at fair value)	768,470,118	703,653,955

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	1,470,645	1,399,510

Net assets available for plan benefits (at contract value)	$769,940,763	$705,053,465

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Years ended December 31
	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$51,803,300	$11,659,742
Dividends	25,388,527	11,934,277
Interest	9,011,279	8,142,732

Net investment income	86,203,106	31,736,751

Contributions:
Employer	9,044,665	9,658,806
Participants	39,762,293	37,778,692

Total contributions	48,806,958	47,437,498

Total additions	135,010,064	79,174,249

Deductions from net assets attributed to:
Distributions to plan participants	69,511,975	56,864,624
Administrative expenses	610,791	265,814

Total deductions	70,122,766	57,130,438

Net increase	64,887,298	22,043,811

Net assets available for plan benefits:
Beginning of year	705,053,465	683,009,654

End of year	$769,940,763	$705,053,465

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is Ryder System, Inc.’s Vice President of Compensation and Benefits. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility. Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of Ryder System, Inc. (the Company) and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.
Contributions. Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $15,000 for 2006 and $14,000 for 2005 or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,000 in addition to the IRS limit of $15,000 for the year ended December 31, 2006 and $4,000 in addition to the IRS limit of $14,000 for the year ended December 31, 2005. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of sixteen investment options and may transfer among funds on a daily basis.
If a participant meets certain requirements related to employment date, age, and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions.
The Company may make a variable contribution for salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, a wholly-owned subsidiary of the Company. This variable contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2006 and 2005, employer contributions were reduced by $411,639 and $435,176 respectively, from forfeited nonvested accounts. At December 31, 2006, forfeited nonvested accounts available to reduce future employer contributions totaled $24,067.
Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.
Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Distributions. Effective January 1, 2006, on termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. Prior to January 1, 2006, the threshold for receiving automatic distributions was $5,000. As of December 31, 2006 and 2005, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $17,371 and $432,053, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan Administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
2. Rescission Offer
In May 2006, the Company initiated a registered offer to rescind up to 243,700 shares of Ryder System, Inc. common stock purchased by participants pursuant to the Plan from June 1, 2005 through May 12, 2006 (purchase period). The Company made the registered rescission offer since these shares were not properly registered with the Securities and Exchange Commission due to an inadvertent administrative error. Pursuant to the registered rescission offer, which expired on July 6, 2006, the Company offered to repurchase any shares purchased by Plan participants during the purchase period at the price the participant paid for such shares, plus interest; provided that the amount the participant paid for the shares, plus interest, was more than the market value of the shares on July 6, 2006. Based on the market value of shares, the Company was not required to repurchase any shares from participants. Additionally, the Company offered to reimburse those participants who had bought and sold shares for a loss during that time for the amount of the loss realized upon such sale, plus interest. The amount reimbursed to Plan participants for losses incurred during the purchase period totaled $11,888.
3. Summary of Significant Accounting Policies
Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted as of December 31, 2006.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in synthetic guaranteed investment contracts (“GICs”) are also stated at fair value. The fair value of GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.
The Ryder System, Inc. Common Stock Fund (RCS Fund) is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.
Payment of Benefits. Benefits are recorded when paid.
Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2006 or 2005:

	2006	2005
Ryder System, Inc. Common Stock Fund	$94,468,765	$84,231,729
Fidelity Equity Income Fund	76,326,154	65,413,367
Putnam Voyager Fund A	—	68,712,913
Fidelity Contrafund	89,451,989	82,649,511
Fidelity Diversified International Fund	74,428,930	55,555,877
Fidelity Growth Company Fund	110,598,217	43,074,833
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual Funds	$30,160,244	$25,946,516
Ryder System, Inc. Common Stock Fund	21,643,056	(14,286,774)

	$51,803,300	$11,659,742

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
5. Investment Contracts with Insurance Companies
The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 3, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields	2006	2005
Based on actual earnings	4.5%	4.3%
Based on interest rate credited to participants	4.4%	4.1%
6. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across seventeen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
7. Plan Transfers
There were no transfers into or out of the Plan during 2006 or 2005.
8. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (1,826,365 and 2,035,212 shares at December 31, 2006 and 2005, respectively) and recorded dividend income, net realized gains on sale and net unrealized appreciation/(depreciation) in value of these securities. Accordingly, these shares qualify as party- in- interest.
Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $249,844 and $265,814 for the years ended December 31, 2006 and 2005, respectively.
9. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
10. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2 , then certain special tax rules may be applicable.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for plan benefits per the financial statements	$769,940,763	$705,053,465
Deemed distributions of participant loans	—	(335,697)
Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2006 and less than $5,000 at December 31, 2005 reflected as payable	(17,371)	(432,053)
Adjustment for fair value of fully benefit-responsive investment contracts	(1,470,645)	—

Net assets available for plan benefits per the Form 5500	$768,452,747	$704,285,715

For purposes of the financial statements, the investment in the Ryder System, Inc. Common Stock Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2006
Distributions to plan participants per the financial statements	$69,511,975
Add: Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2006	17,371
Less: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2005	(432,053)
Deemed distributions of participant loans	(335,697)

Benefits paid to participants per the Form 5500	$68,761,596

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Benefits paid to participants per the Form 5500 include total benefit payments, corrective distributions, and certain deemed distributions of participant loans.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year ended
December 31, 2006
Total additions per the financial statements	$135,010,064
Less: Adjustment for fair value of fully benefit-responsive investment contracts	(1,470,645)

Total income per the Form 5500	$133,539,419

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

Fidelity Short-Term Interest Fund*		$5,606,912

INVESTMENT CONTRACTS:

Synthetic Guaranteed Investment Contracts:

Various
ANZ NATL INTL4.265 5 144A		475,161
AT&T GLOBAL 6 3/15/09DTC		51,573
ARGF 05-1A A1 4.02% 4/09		394,633
ARGF 05-2A A1 4.54% 5/09		317,558
AT&T WIRELESS 7.875 3/01/		201,063
AT&T WIRE GLBL 8.125 5/1/		204,986
AXA FINL INC 7.75 8/01/10		271,794
ACCR 03-2 A1 4.23% 10/33		104,422
ACCR 03-3 A1 4.46% 12/33		97,505
ACE 03-HS1 M1 1ML+75 6/33		25,135
ACE 03-HS1 M2 1ML+175 6/3		25,301
ACE 03-NC1 M1 1ML+78 7/33		50,258
ACE 03-HE1 M1 1ML+65 11/3		52,094
ACE 04-FM1 M1 1ML+60 9/33		41,316
ACE 02-HE1 M1 1ML+65 6/32		55,259
AIFUL 4.45 2/16/10 144A		702,589
AIFUL CORP5 8/10/10 144A		89,098
AIFUL 6 12/12/11 144A		188,949
ALLSTATE 2.5% 6/20/08		48,089
AMERICA MOVIL 4.125 3/1/0		296,042
AGFC SR MTN 2.75% 6/15/08		14,497
AGFC SR MTN 4.625 5/15/09		292,086
AMER GENL FIN 3.875 10/1/		121,507
AMER HOND MED4.25 3/ 144A		429,975
AMCAR 04-1 B 3.7 1/09		11,185
AMCAR 04-1 C 4.22% 7/09		19,901
AMCAR 04-CA A4 3.61% 5/11		78,659
AMCAR 04-DF A4 3.43 7/11		200,204
AMCAR 05-CF A4 4.63 6/12		367,978
AMCAR 06-1 A3 5.11 10/10		150,129
AMCAR 06-1 B 5.2 3/11		20,043

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
AMCAR 06-BG A3 5.21 10/11		95,342
AMCAR 06-BG A4 5.21% 9/13		193,443
AMSI 04-R2 M1 1ML+43 4/34		35,040
AMSI 04-R2 M2 1ML+48 4/34		25,029
ABSHE 04-HE3 M1 1ML+54 6/		50,267
ASSOCIATES 6.875 11/15/08		72,511
ASSOC-NA GLBL 6.25 11/01/		189,764
AVON PRODUCTS 5.125 1/15/		50,706
BBVA BANC 5.3795 7/2 144A		202,263
BTM CURACAO 4.76 7/2 144A		109,949
BACM 00-2 A2 7.1975 9/32		105,763
BACM 04-6 XP CSTR 12/42		32,283
BACM 05-1 A2 4.64% 11/42		363,244
BACM 2003-2 A2 4.342 3/41		338,573
BACM 03-2 XP CSTR 3/41		32,188
BACM 04-2 A2 3.52% 11/38		546,811
BACM 04-2 XP CSTR 11/38		31,502
BACM 05-3 A3B CSTR 7/43		283,429
BACM 05-3 XP CSTR 7/43		73,911
BACM 04-4 A3 4.128% 7/42		175,613
BACM 05-4 A1 4.432 7/45		194,325
BACM 04-5 XP CSTR 11/41		47,967
BACM 05-4 XP CSTR 7/45		21,501
BACM 05-5 A1 4.716 8/10		263,420
BACM 05-5 XP CSTR 10/45		26,326
BACM 05-6 A1 5.001 9/47		157,154
BOAMS 05-E 2A7 CSTR 6/35		172,661
BACM 06-6 XP CSTR 10/45		103,400
BACM 06-5 A1 5.185% 7/11		89,210
BACM 2006-5 XP .832% 9/47		91,220
BONY INC 4.25%/3ML 9/4/12		186,359
BONY 3.4/3ML+148 3/15/13		587,644
BOIT 04-B2 B2 4.37% 4/12		393,008
BALL 05-ESHA X1 CSTR 7/20		13,215
BNK OF TOKYO MIT GL8.4 4/		497,643
BANKAMER 6.25 4/01/08		10,249
BAYC 04-1 A 1ML+36 4/34		116,264
BAYC 04-2 A 1ML+43 8/34		130,168
BAYC 04-2 M1 1ML+58 8/34		41,145
BSCMS 04-ESA A3 4.741 5/1		381,763
BSCMS 04-ESA B 4.888 5/16		164,129
BSCMS 04-ESA C 4.937 5/16		99,584
BSCMS 04-ESA D 4.986 5/16		39,878
BSCMS 04-ESA E 5.064 5/16		114,829
BSCMS 04-ESA F 5.182 5/16		30,036
BSCMS 04-PWR5 X2 CSTR 7/4		42,382

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
BSCMS 04-T16 X2 CSTR 2/46		27,270
BSCMS 03-PWR2 X2 CSTR 5/3		48,779
BSCMS 03-PWR2 A3 4.83 5/3		118,607
BSCMS 03-T12 X2 CSTR 8/39		45,380
BSCMS 04-PWR6 X2 CSTR 11/		27,205
BSARM 05-6 1A1 CSTR 8/35		330,227
BSCMS 05-PWR9 A1 4.498 9/		306,197
BSCMS 05-PWR9 X2 CSTR 9/4		118,937
BSCMS 05-T20 A1 4.94 10/4		257,568
BSABS 04-BO1 M2 1ML+75 9/		101,648
BSABS 04-BO1 M3 1ML+105 9		71,142
BSABS 04-BO1 M4 1ML+120 9		61,384
BSCMS 06-PW13 A1 5.294 09		358,820
BSCMS 06-PW13 X2 CSTR 9/4		60,441
BSCMS 2006-T24 X2 CSTR 10		59,988
BELLSOUTH GLBL 4.2 9/15/0		221,513
BRHEA 05-4 A5 4.91 12/40		303,901
BRHEA 06-A A2R 5.03 12/41		419,515
BRITISH G 8.125/8.375 12/		498,177
CDCMC 03-HE3 M1 1ML+70 11		61,546
CITEC 05-VT1 A4 4.36 11/1		54,455
CIT GROUP4.125% 11/3/09		219,699
CIT GROUP INC 5% 11/24/08		115,038
CNH 05-A A4B 4.29% 6/12		158,044
CNH 05-B A3 4.27 1/10		327,044
CNH 05-B B 4.57 7/12		102,424
COMM 02-FL7 D 1ML+57 11/1		16,096
COMM 05-C6 A2 CSTR 6/44		324,375
COMM 05-C6 XP CSTR 6/44		33,651
CPS 06-C A3 5.14% 1/11		90,198
CWL 04-3 M1 1ML+50 6/34		50,275
CWL 04-4 A 1ML+37.5 8/34		16,068
CWHL 02-25 2A1 5.5 11/17		71,546
CIBC# YCD 4.375 7/28/2008		203,719
CARAT 06-1 A3 5.03 10/09		64,938
CARAT 06-1 B 5.26 10/10		60,015
CARAT 2006-SN1A A3 5.31 1		255,438
CARAT 2006-SN1A A4A 5.32		290,800
CARAT 2006-SN1A B 5.5 4/1		25,097
CARAT 2006-SN1A C 5.77 5/		25,107
CAPITAL ONE MTN 4.875 5/1		200,013
CAPITAL ONE MTN 4.25 12/1		196,761
CAPITAL ONE 5% 6/15/09		84,706
COAFT 05-C A4A 4.71 6/12		153,986

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
COMET 04-B6 B6 4.155 7/12		297,810
COAFT 2006-CA 5.07% 7/11		235,637
COPAR 06-2 A4 4.94% 7/12		209,614
COPAR 2006-2 B 5.05% 6/13		89,863
CFAT 05-A B 4.27 4/11		266,142
CD 06-CD3 XP CSTR 10/48		205,929
AESOP05-1A A1 3.95% 4/08		196,998
CDTIM 05-1A A1 4.67 5/17		74,302
CHAIT 05-B2 B2 4.52 12/10		1,617,831
CHUBB CORP5.472% 8/16/08		151,421
CITIGROUP GLBL 3.625 2/09		482,517
CCCIT 05-B1 B1 4.4 9/10		434,378
CCCIT 06-B2 B2 5.15% 3/11		355,059
CGCMT 04-C2 XP CSTR 10/41		33,376
CGCMT 05-EMG A2 4.2211 9/		122,370
CWCI 06-C1 A2 5.122 8/15/		277,549
COMM 99-1 A2 6.455 5/32		693,234
COMM 04-LBN2 X2 CSTR 3/39		11,475
COMM 06-C8 A1 5.11% 12/46		190,668
COMM 06-C8 XP CSTR 12/46		278,740
COMM 04-HTL1 B 1ML+45 7/1		648
COMM 04-HTL1 D 1ML+55 7/1		1,530
COMM 04-HTL1 E 1ML+75 7/1		1,068
COMM 04-HTL1 F 1ML+80 7/1		5,640
COMM 06-CN2A BFX 5.537 2/		70,970
COMM 06-CN2A CFX 5.47945		30,403
COMM 06-CN2A D 5.52861 2/		50,601
COMM 06-CN2A E CSTR 2/19		96,234
COMM 06-CN2A F CSTR 2/19		20,224
COMM 04-LB4A XP CSTR 10/3		80,247
COMM 05-LP5 A2 4.63 5/43		305,807
COMM 05-LP5 XP CSTR 5/43		30,633
CMAC 98-C2 B CSTR 9/30		432,022
CMAT 99-C1 A3 6.64 1/32		87,412
CONSTELATION EC 6.35 4/01		315,309
CONSTELATION EN 6.125 9/0		150,549
CONTL AIR 98-3A2 6.32 11/		51,152
CONTL AIR 991A 6.545 2/02		259,671
CSFB 99-C1 A2 7.29 9/41		590,923
CSFB 01-CK3 A3 6.4 6/34		114,329
CSFB 03-C3 ASP CSTR 5/38		130,028
CSFB 03-C5 A3 4.429 12/36		268,482
CSFB 03-C4 A3 CSTR 8/36		157,593
CSFB 03-C4 ASP CSTR 8/36		27,170

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
CSFB 03-C5 ASP CSTR 12/36		49,977
CSFB 2004-C1 A2 3.516 1/3		370,308
CSFB 04-C1 ASP CSTR 1/37		55,022
CSFB 04-C4 ASP CSTR 10/39		43,357
CSFB 04-C3 ASP CSTR 7/36		74,010
CSFB 05-FIX1 A2 4.31 5/35		218,488
CSMC 06-C5 ASP CSTR 12/39		226,686
CSMC 06-C4 ASP CSTR 9/39		405,098
CSFB 05-C1 ASP CSTR 2/38		35,826
CSFB 05-C4 ASP CSTR 8/38		88,498
CSFB 05-C2 ASP CSTR 4/37		47,421
CCI 05-1A B 4.878% 6/35		133,121
CCI 05-1A C 5.074% 6/35		121,682
DLJCM 98-CG1 A1B 6.41 6/3		134,961
DLJCM 99-CG1 A1B 6.46 3/3		302,304
DLJCM 99-CG2 A1B 7.3 6/32		94,009
DLJCM 99-G3 A1A 7.12 10/3		26,129
DLJCM 00-CF1 A1B 7.62 6/3		240,658
DAIMLERCHRYSLER 5.75 8/10		803,908
DCAT 2006-C A4 4.98 11/11		275,195
DCAT 2006-C B 5.11% 4/13		230,448
JOHN DEERE MTN D 4.375 3/		255,342
JOHN DEERE CAP4.875 3/16		80,425
DEUTSCHE TEL 5.375 3/23/1		485,569
DRT 00-1A A2 6.971% 3/10		148,753
DONNELLEY RR 3.75% 4/1/09		690,099
DRIVE 05-3 A3 4.99 10/10		339,309
DRIVE 06-2 A-2 5.3% 7/11		235,481
DRIVE 06-2 A-3 5.33% 4/14		301,231
DRVT 2006-A A3 5.501 11/1		201,426
DRVT 2006-B A2 5.32% 3/10		365,863
DRVT 2006-B A3 5.23% 8/12		205,477
DUKE ENERGY 3.75% 3/05/08		249,146
ENCANA CORP4.6% 8/15/09		99,858
EXELON GEN GLBL 6.95 6/15		343,381
FPL GROUP5.551% 2/16/08		194,200
FHLM ARM 4.889 3/3 847126		9,956
FHLM ARM 4.314 12/ 1B2670		35,770
FHLM ARM 4.106 12/ 1B2699		13,932
FHLM ARM 4.22 2/35 1B2747		182,587
FHLM ARM 4.63 3/35 1B2811		122,780
FHLM ARM 4.497 6/3 1B2907		66,404
FHLM ARM 4.307 5/3 847408		46,618
FHLM ARM 4.55 2/35 1G0068		56,323

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
FHLM ARM 4.401 2/3 1G0103		86,154
FHLM ARM 4.37 3/35 1G0125		38,584
FHLM ARM 4.444 3/3 1G0133		19,743
FHLM ARM 4.504 3/3 1G0145		36,363
FHLM ARM 4.941 11/ 1J1228		123,419
FHLM ARM 5.26 1/36 1J1274		123,410
FHLM ARM 4.93 9/35 1K1215		114,700
FHLM ARM 5.034 4/3 1N0002		143,447
FHLM ARM 5.62 12/3 1N0117		200,083
FHLM ARM 6.53 8/36 1N0187		440,210
FHLM ARM 6.67 10/3 1G2538		152,853
FHLM ARM 5.34 6/35 1L0097		95,255
FHLM ARM 4.40 8/35 1L1225		462,089
FHLM ARM 5.885 6/3 1L1275		43,143
FHLM ARM 5.676 4/3 789284		3,457
FHLM ARM 5.085 9/3 789806		69,789
FHR 2292 QT 6.5% 5/30		3,155
FHR 2313 C 6 5/31		152,628
FHR 1601 PL 6 10/08		197,855
FHLM ARM 4.819 10/ 1B0610		5,420
FHLM ARM 4.441 2/3 781229		27,245
FHLM ARM 4.13 12/3 782916		29,111
FHLM ARM 4.232 1/3 782988		81,631
FHLM ARM 4.434 2/3 783032		53,844
FHLM ARM 4.307 3/3 783067		28,335
FNMA 6.50 1/16 #253633		71,560
FNMA 20YR 5.50 11/ 254543		30,026
FNMA ARM 4.25 2/35 255658		18,465
FNMA 20YR 5.50 4/2 255711		134,312
FNMA 7.00 12/08 #313638		4,597
FNMA 7.00 6/17 #545725		115,965
FNMA 7.00 12/17 #555532		171,603
FNMA ARM 4.305 8/3 555696		40,367
FNMA 20YR 5.50 11/ 555867		332,845
FNMA ARM 4.428 7/3 555923		129,360
FNMA 7.00 2/16 #619196		20,243
FNMA 6.50 3/17 #637071		143,362
FNMA ARM 4.710 10/ 648938		3,647
FNMA ARM 4.732 10/ 668509		3,726
FNMA ARM 4.925 12/ 677026		2,791
FNR 02-18 PE 5.5 6/16		576,638
FNR 03-23 AB 4% 3/17		263,511
FNR 01-52 XM 6.5 11/10		88,880
FNR 03-24 PB 4.5 12/12		235,605

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
FNR 03-83 TH 4.5% 11/16		233,427
FHR 2590 NT 5% 4/16		224,954
FHR 2626 NA 5 6/23		233,763
FHR 2885 PC 4.5 3/18		235,125
FNMA ARM 3.828 4/3 688969		63,704
FNMA ARM 4.646 1/3 689554		15,294
FNMA ARM 4.708 2/3 693344		4,333
FNMA ARM 4.318 3/3 694530		12,237
FNMA ARM 4.801 2/3 695019		18,710
FNMA ARM 4.292 3/3 701296		23,838
FNMA ARM 3.984 5/3 703915		11,282
FNMA ARM 4.079 4/3 708221		6,827
FNMA ARM 4.351 6/3 720921		8,320
FNMA ARM 3.878 6/3 723633		78,777
FNMA ARM 3.836 6/3 723760		11,791
FNMA ARM 5.12 1/34 725109		15,488
FNMA ARM 4.862 9/3 725855		26,964
FNMA ARM 4.832 8/3 725858		18,378
FNMA ARM 4.409 10/ 725968		119,798
FNMA 4.00 9/18 #734729		337,385
FNMA ARM 5.229 8/3 735030		27,375
FNMA ARM 4.115 2/3 735343		14,704
FNMA ARM 4.162 2/3 735345		29,030
FNMA ARM 4.587 2/3 735355		285,085
FNMA ARM 4.493 8/3 735360		57,704
FNMA ARM 4.62 2/35 735433		84,338
FNMA ARM 4.53 3/35 735448		59,899
FNMA ARM 4.319 5/3 735538		23,049
FNMA ARM 4.177 3/3 735545		91,497
FNMA ARM 4.763 6/3 735689		179,434
FNMA ARM 4.402 10/ 735934		195,268
FNMA ARM 4.898 10/ 745060		34,965
FNMA ARM 4.99 11/3 745064		1,207,298
FNMA ARM 4.858 10/ 745231		77,737
FNMA ARM 3.941 6/3 745335		117,274
FNMA ARM 5.541 11/ 745972		145,437
FNMA ARM 3.753 10/ 746320		14,220
FNMA ARM 4.155 7/3 747270		83,941
FNMA ARM 4.055 10/ 749296		17,055
FNMA ARM 4.358 10/ 754672		9,366
FNMA ARM 3.752 10/ 755148		23,447
FNMA ARM 4.294 1/3 759264		21,171
FNMA ARM 3.750 1/3 761058		25,380
FNMA ARM 3.826 10/ 763199		231,975

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
FNMA ARM 4.250 1/3 765659		28,944
FNMA ARM 4.25 2/34 765660		19,908
FNMA ARM 4.30 1/34 766886		133,437
FNMA ARM 4.057 5/3 768224		7,436
FNMA ARM 4.368 2/3 769940		43,798
FNMA ARM 3.83 1/35 773220		13,034
FNMA ARM 3.98 1/35 773221		26,255
FNMA ARM 4.12 2/35 773243		29,896
FNMA ARM 4.455 3/3 773281		38,404
FNMA ARM 3.939 10/ 781549		25,193
FNMA ARM 3.786 12/ 781576		14,416
FNMA ARM 3.791 6/3 783545		89,501
FNMA ARM 4.351 1/3 783580		19,488
FNMA ARM 4.499 3/3 783587		56,635
FNMA ARM 4.4 2/35 #783588		36,091
FNMA ARM 4.876 7/3 785318		83,864
FNMA ARM 5.019 9/3 790458		23,043
FNMA ARM 4.658 9/3 790618		13,756
FNMA ARM 4.748 7/3 793028		53,575
FNMA ARM 4.82 8/34 793420		92,016
FNMA ARM 4.74 10/3 794794		76,623
FNMA ARM 4.96 8/34 796987		193,686
FNMA ARM 3.737 1/3 797416		27,877
FNMA ARM 4.202 1/3 797418		36,303
FNMA ARM 4.67 11/3 799727		59,773
FNMA ARM 4.85 11/3 799812		51,655
FNMA ARM 4.825 12/ 800297		44,008
FNMA ARM 4.845 12/ 800335		13,613
FNMA ARM 5.00 9/34 801341		245,553
FNMA ARM 5.05 7/34 801635		9,268
FNMA ARM 4.23 11/3 803591		9,507
FNMA ARM 4.029 1/3 806167		15,736
FNMA ARM 4.127 1/3 806519		27,972
FNMA ARM 4.048 1/3 806711		12,232
FNMA ARM 4.118 1/3 807221		34,136
FNMA ARM 3.913 12/ 809113		15,091
FNMA ARM 4.5 2/35 #809429		218,762
FNMA ARM 5.029 2/3 809463		7,157
FNMA ARM 4.625 2/3 809931		59,183
FNMA ARM 4.145 2/3 810415		47,146
FNMA ARM 4.872 1/3 810896		355,654
FNMA ARM 4.57 2/35 811803		12,338
FNMA ARM 4.052 2/3 812091		14,992
FNMA ARM 4.118 2/3 813114		14,669

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
FNMA ARM 4.151 1/3 813170		58,527
FNMA ARM 4.694 11/ 813184		66,103
FNMA ARM 3.87 1/35 813713		32,668
FNMA ARM 3.84 1/35 813714		48,920
FNMA ARM 4.023 2/3 813737		16,632
FNMA ARM 5.01 4/35 814954		50,958
FNMA ARM 4.790 1/3 815323		62,726
FNMA ARM 4.293 3/3 815586		16,710
FNMA ARM 4.653 3/3 816322		8,974
FNMA ARM 4.573 2/3 816591		111,726
FNMA ARM 4.639 2/3 816599		11,601
FNMA ARM 4.934 3/3 819648		34,150
FNMA ARM 4.928 2/3 820356		177,595
FNMA ARM 4.372 4/3 820407		14,827
FNMA ARM 4.725 3/3 820598		148,862
FNMA ARM 4.597 6/3 821487		64,000
FNMA ARM 4.575 7/3 822002		59,567
FNMA ARM 4.302 1/3 827592		32,247
FNMA ARM 5.8170 5/ 827781		121,457
FNMA ARM 5.10 5/35 827782		57,348
FNMA ARM 5.208 5/3 827783		459,469
FNMA ARM 5.180 5/3 827785		67,282
FNMA ARM 4.520 8/3 829603		37,176
FNMA ARM 4.409 5/3 829985		56,638
FNMA ARM 5.203 6/3 830605		91,162
FNMA ARM 4.555 7/3 832099		72,372
FNMA ARM 5.344 7/3 834917		11,537
FNMA ARM 5.101 7/3 841837		77,221
FNMA ARM 5.349 12/ 843013		26,144
FNMA ARM 5.43 11/3 844168		32,872
FNMA ARM 4.893 10/ 847787		39,080
FNMA ARM 5.32 1/36 850852		174,208
FNMA ARM 5.409 2/3 865319		20,986
FNMA ARM 5.84 3/36 865958		238,258
FNMA ARM 5.98 4/36 868793		132,605
FNMA ARM 5.839 1/3 879146		159,446
FNMA ARM 3.854 10/ 879906		480,177
FNMA ARM 6.21 4/36 891332		88,948
FNMA ARM 6.08 4/36 895834		36,245
FNMA ARM 5.50 5/36 896475		119,811
FNMA ARM 6.63 9/36 898175		341,914
FNMA ARM 6.60 9/36 898177		194,408
FNMA ARM 6.62 9/36 898178		186,472
FNMA ARM 6.65 9/36 898179		183,465

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
FNMA ARM 6.62 9/36 898180		184,028
FNMA ARM 5.26 11/3 901494		75,248
FITAT 04-A A3 3.19 2/08		574
FIAOT 06A A3 4.93 2/15/11		154,542
FIRST UNION 6.375 1/15/09		162,966
FULB 97-C2 A3 6.65 11/29		68,962
FLEETBOSTON FIN 7.375 12/		249,508
FLTBOSFI 3.85% 2/15/08		204,831
FORDO 2005-A B 3.88 1/10		73,798
FORDO 05-C A4 4.36 6/10		187,383
FORDO 2006-B B 5.43% 2/12		211,432
FORDO 06-C A4A 5.15% 2/12		390,830
FORDO 2006-C B 5.3% 6/12		95,233
FRNK 06-1 A4 5.2% 7/14		558,569
FRNK 06-1 B1 5.33% 7/14		34,945
FUJI FIN 8.625 4/15/ 144A		334,149
GECMC 02-2A A2 4.97% 8/36		413,946
GECMC 02-3A X2 CSTR 12/37		48,680
GEBL 03-1 A 1ML+43 4/31		122,439
GMACC 03-C3 X2 CSTR 12/38		51,724
GMACC 97-C1 A3 6.869 7/29		43,726
GMACC 97-C2 A3 6.566 4/29		13,329
GMACC 04-C2 A2 CSTR 8/38		118,651
GMACC 2004-C3 A3 CSTR 12/		317,211
GMACC 04-C3 X2 CSTR 12/41		35,475
GMACC 05-C1 A2 CSTR 5/43		186,550
GMACC 05-C1 X2 CSTR 5/43		51,965
GMACC 06-C1 A1 4.975 11/4		187,243
GMACC 06-C1 XP CSTR 11/45		26,178
GMACC 2002-C1 A1 5.785 11		349,200
GMACC 2003-C2 A1 4.576 5/		603,856
GNII ARM 3.750 1/3 080817		121,587
GSMS 98-GLII A2 6.562 4/3		187,988
GSMS 01-LIBA C 6.733 2/16		100,555
GSMS 03-C1 A2A 3.59% 1/40		221,557
GSMS 04-C1 A1 3.659 10/28		270,241
GSMS 05-GG4 XP CSTR 7/39		156,580
GSALT 05-1 A3 4.45 5/10		253,524
GSALT 05-1 B 4.62 11/13		21,488
GECMC 04-C1 X2 CSTR 11/38		49,234
GECMC 04-C3 A2 4.433 7/39		492,507
GCOSL 06-1A NOTE 5.72 3/2		177,278
GE CAP CP MTN 7.5 6/15/09		315,755
GE CAP MTN 5.25 10/27/09		1,513,507

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
TOWER 06-1 B 5.588% 2/36		90,924
TOWER 06-1 C 5.707% 2/36		110,975
GNR 02-35 C CSTR 10/23		27,215
GPMH 01-1 IA 1ML+34 4/32		68,530
GCCFC 03-C1 A2 3.285 7/35		258,984
GCCFC 03-C1 XP CSTR 7/35		75,818
GCCFC 03-C2 XP CSTR 1/36		81,790
GCCFC 04-GG1 A4 4.755 6/3		247,633
GCCFC 05-GG3 A2 CSTR 8/42		175,877
GCCFC 05-GG3 XP CSTR 8/42		196,257
GCCFC 05-GG5 CSTR 4/37		164,806
HBOS PLC MTN 3.75 9/ 144A		240,906
HSBC FIN MTN4.125 3/11/08		149,894
HAT 2006-3 A3 5.38% 9/11		1,286,374
HANCOCK JHN GLB 3.75 9/30		196,612
HANCOCK JOHN GLB 3.5 1/30		303,521
HARTFORD FINL 5.55 8/16/0		101,089
HEINZ CO 6.428 12/01 144A		194,407
HMPT 99-HMTA B 7.3% 8/15		68,331
HMPT 99-HMTA D 7.97 8/15		53,248
HAT 04-1 A4 3.93 7/11		142,809
HOUSEHOLD FIN GL 6.4 6/17		295,165
HOUSEHOLD GBL 5.875 2/1/0		129,853
HOUSEHOLD FIN C 4.125 12/		427,159
HOUSEHOLD FIN CO 4.75 5/1		242,841
HOUSEHOLD MTN 4.125 11/16		249,230
HUTCHISON WINT 7 2/1 144A		217,170
HUTCHISON WH 5.45 11 144H		403,408
HART 05-A B 4.2 2/12		137,811
HART 05-A C 4.22 2/12		24,690
HART 06-1 A-3 5.13 6/10		375,326
HART 06-1 B 5.29 11/12		20,061
HART 06-1 C 5.34 11/12		25,081
ILFC ECAP TR 5.9/VR 144A		657,797
IMM 04-9 M2 1ML+65 1/35		40,198
IMM 04-9 M3 1ML+70 1/35		30,593
IMM 04-9 M4 1ML+105 1/35		14,468
INTL LEASE FIN 4.625 6/02		74,402
JPMMT 05-A8 2A3 CSTR 11/3		50,108
JPMCC 03-LN1 X2 CSTR 10/3		66,351
JPMCC 2001-C1 A2 5.464 10		201,758
JPMCC 03-CB7 X2 CSTR 1/38		67,053
JPMCC 02-C3 X2 CSTR 7/35		27,205
JPMCC 04-C1 X2 CSTR 1/38		16,009

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
JPMCC 04-CB8 X2 CSTR 1/39		21,909
JPMCC 04-CB9 A2 CSTR 6/41		294,646
JPMCC 04-CBX X2 CSTR 1/37		108,051
JPMCC 05-LDP2 A2 4.575 7/		186,754
JPMCC 05-LDP4 A1 CSTR 10/		210,191
JPMCC 05-LDP4 X2 CSTR 10/		124,302
JPMCC 05-LDP5 A1 5.035 12		273,877
JPMCC 2006-LDP9 A1 CSTR 5		175,288
JPMCC 2006-CB17 A3 5.45 1		197,073
JPMART 2006-A A-3 5.18 12		285,543
JPMRT 2006-A A4 5.14 12/1		225,487
JPMART 2006-A B 5.36 12/1		60,179
KOREA DEV BANK 3.875 3/02		201,633
KRAFT FOODS 4% 10/1/08		207,487
LBCMT 98-C4 A1B 6.21 10/3		335,786
LBUBS 01-WM X CSTR 7/16		34,975
LBUBS 00-C3 A2 7.95 1/10		263,013
LBUBS 00-C5 A2 6.51 12/26		125,664
LBUBS 04-C2 XCP CSTR 3/36		43,712
LBUBS 04-C4 A2 CSTR 6/29		232,407
LBUBS 01-C3 A1 6.058 6/20		137,194
LBUBS 04-C6 A2 4.187 8/29		175,686
LBUBS 02-C7 XCP CSTR 1/36		36,893
LBUBS 04-C6 XCP CSTR 8/36		40,232
LBUBS 03-C1 XCP CSTR 12/3		25,010
LBUBS 03-C3 A2 3.086 5/27		194,538
LBUBS 03-C3 XCP CSTR 3/37		21,486
LBUBS 03-C5 A2 3.478 7/27		876,201
LBUBS 04-C8 XCP CSTR 12/3		24,560
LBUBS 04-C1 XCP1.0542		72,774
LBUBS 05-C5 XCP CSTR 9/40		164,640
LBUBS 05-C7 XCP CSTR 11/4		101,721
LBUBS 06-C1A A1 5.018 2/3		133,553
LBUBS 206-C1A XCP CSTR 2/		137,570
LEGG MASON 6.75 7/02/08		152,745
LEHMAN BROS GLB 3.5 8/07/		586,732
LEHMAN BROS MTN 3.95 11/1		286,802
LEHMAN BROS MTN 4.25 1/27		148,741
LBART 2006-B A3 5.17 8/11		135,305
LBART 2006-B A4 5.18 9/13		200,544
LOUIS DREYFUS 6.875 12/01		106,849
MARSHALL & ILSLEY 4.5 8/2		507,089
MILT 05-1 B 5.02 7/12		278,977
MBNA CAPITAL 8.278 12/01/		157,397

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
MBNAS 05-B4 B4 4.9% 3/11		363,813
MSSTR 04-1 1A1 CSTR 8/17		127,718
MLCFC 2006-4 XP CSTR 12/4		466,115
MANUFTRS & TRDR 3.85 4/01		893,219
AMERITECH CAP6.25 5/18/0		10,500
MVCOT 05-2 A 4.6% 10/27		124,122
MVCOT 06-2A A 5.417 10/28		149,766
MVCOT 06-2A B 5.467 10/28		24,354
MVCOT 06-2A C 5.766 10/28		9,362
MARM 04-11 1A4 1ML+49 11/		16,246
MARM 04-11 2A2 1ML+44 11/		10,310
MLCC 03-E XA1 CSTR 10/28		3,855
MLCC 03-G XA1 1% 1/29		4,329
MLCC 03-H XA1 1% 1/29		3,886
MMLT 04-1 M1 1ML+50 7/34		47,447
MERRILL LYN MTN 4.831 10/		430,945
MLMT 02-MW1 XP CSTR 7/34		22,458
MLMT 04-MKB1 A2 4.353 2/4		908,243
MLMT 04-BPC1 XP CSTR 9/41		120,680
MLMT 05-GGP1 A 4.099 11/1		510,268
MLMT 05-GGP1 B 4.146 11/1		84,220
MLMT 05-GGP1 C 4.208 11/1		69,379
MLMT 05-GGP1 D 4.291 11/1		24,799
MLMT 05-GGP1 E 4.33 11/10		29,774
MLMT 05-GGP1 F 4.35 11/10		39,686
MLMT 05-GGP1 G 4.374 11/1		29,769
MLMT 05-MKB2 XP CSTR 9/42		10,966
MLMT 05-MCP1 A2 4.556 6/4		284,903
MLMT 05-MCP1 XP CSTR 6/43		51,676
MLMT 05-LC1 A1 5.017 1/44		127,399
MET LIFE GBL 4.25 7/ 144A		457,185
MLCFC 06-3 XP CSTR 7/46		152,555
MONUMENT GLOBAL 3.85 3/03		546,744
MORGAN JP MTN A 6 1/15/09		109,398
MORGAN JP & CO 6.25 1/15/		225,193
JPMC 99-C8 A2 7.4% 7/31		233,000
MSC 98-WF2 A2 6.54 7/30		90,316
MSC 98-XL2 A2 6.17 10/34		147,759
MSC 98-HF2 A2 6.48 11/30		447,778
MSC 99-WF1 A2 6.21 11/31		244,300
MSC 99-CAM1 A4 7.02 3/32		110,589
MSC 03-IQ5 A2 4.09 4/38		79,459
MSC 03-IQ5 X2 CSTR 4/38		32,122
MSC 03-IQ6 X2 CSTR 12/41		46,115

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
MSC 04-HQ4 X2 CSTR 4/40		29,430
MSC 04-TOP13 X2 CSTR 9/45		35,442
MSC 04-HQ3 A2 4.05 1/41		141,232
MSC 05-TOP17 X2 CSTR 12/4		37,276
MSC 05-IQ9 X2 CSTR 7/56		72,472
MSC 05-HQ5 X2 CSTR 1/42		25,695
MSC 06-T21 A1 4.925 10/52		196,259
MORGAN STLY MTN 5.625 1/0		830,934
MSC 2006-HQ9 A1 5.49 7/44		313,265
MSC 2006-HQ10 X2 CSTR 11/		144,383
MCFI 98-MC2 A2 6.423 6/30		340,486
NCSLT 04-2 AIO 9.75 10/14		93,306
NCSLT 05-1 AIO 6.75% 12/0		18,673
NCSLT 05-2 AIO 7.73 3/12		36,510
NCSLT 06-1 A-IO 5.5 4/11		37,101
NCSLT 04-GT1 IO1 CSTR 6/1		57,066
NCSLT 05-3W AIO1 4.8 7/12		81,869
NCSLT 2006-3 AIO 7.1 1/12		152,917
NCSLT 06-4 AIO 6.35 02/12		104,478
NAT-RURAL GLBL 5.75 8/28/		123,841
NLFC 99-1 C 6.571 1/31		143,559
NAVOT 04-B A3 3.13 5/09		113,524
NAVOT 05-A A4 4.43 1/14		142,673
NY LIFE GLBL MTN 3.875 1/		89,188
NEXTEL COMM 5.95 SER F 3/		158,803
NAROT 05-A A4 3.82 7/10		152,418
NEF 05-1 A5 4.74 10/45		214,718
NHEL 04-1 M1 1ML+45 6/34		50,331
ONYX 05-B A4 4.34% 5/12		118,269
ORIX CORP5.48% 11/22/11		291,163
PECO ENERGY 3.5% 5/01/08		392,867
PNC FUNDING 4.2 3/10/08		183,932
PPSI 04-WCW1 M1 1ML+63 9/		81,031
PETRO EXP4.623 6/15 144A		145,714
PETRO EXP4.633 6/15 144A		88,197
PCAT 2006-A B 5.51% 9/09		85,056
PCAT 2006-A C 5.77% 5/10		80,060
PRICOA GLBL FDG 3.9 12/15		321,267
PRIME PROP FNDG 5.6 6/15/		140,495
PRINC LIFE 2.8 6/26/ 144A		549,928
PMNT 05-2 B2 5.1 11/12		270,210
PMNT 06-B1A B1 5.35 3/13		295,909
RAMP03-SL1 A31 7.125 4/3		86,522
RAMP03-RZ2 A1 3.6% 4/33		47,693

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
RAMP04-SL2 A1I 6.5 10/16		22,609
GMACM 05-AR5 1A1 CSTR 9/3		93,913
SBC COMM GLBL 6.25 3/15/1		141,860
SBC COMM GLBL 4.125 9/15/		752,301
SLM MTN 3.625 3/17/08		247,449
SLM CORP4% 1/15/09		264,003
SLM CORP4.5% 7/26/10		173,729
SVOVM 05-A A 5.25 2/21		117,535
SAFECO CORP4.2% 2/01/08		291,115
SBM7 00-C3 A2 6.592 12/33		266,332
SBM7 00-C1 A2 7.52 12/09		296,288
SANTANDER 5.805/VAR 6/20/		196,934
SANTANDER 4.75 10/21 144A		598,391
SEMPRA ENERGY 7.95 3/01/1		203,380
SEMPRA ENERGY 4.621 5/17/		500,916
SEMPRA ENERGY 4.75 5/15/0		64,591
SMF 03-A AX1 .8% 10/08		3,466
SEMT 04-1 X1 .8% 2/34		2,376
SIMON PROPERTY 4.875 8/15		100,455
SIMON PROPERTY 5.6 9/1/11		231,083
SOUTHWEST AIR 7.875 9/01/		145,717
SPRINT CAP GLBL 7.625 1/3		474,154
STARW 99-C1A B 6.92 2/14		52,045
STRIP04-1A A 1ML+48 3/18		127,909
ARC 02-BC1 M2 1ML+110 1/3		11,733
SASC 04-GEL1 A 1ML+36 2/3		7,999
SASC 04-NP1 A 1ML+40 9/33		31,231
SWIFT 05-A12 B 1ML+48 6/1		296,222
TIAA 01-C1A A2 6.3% 6/21		113,822
TELECOM ITALIA 4 11/15/08		446,946
TELECOM ITALIA 4% 1/15/10		243,334
TELECOM ITALIA 4.875 10/0		118,341
TELEFONOS MEX 4.5 11/19/0		44,425
TELEFONOS MEXICO 4.75 1/2		758,426
TEXTRON FINL MTN 4.125 3/		109,792
TIME WARNER COS 8.18 8/07		183,284
TRAVELERS PPTY 3.75 3/15/		296,356
TAROT 2006-C A4 5.07 5/13		153,449
TAROT 06-A A3 4.77% 1/11		159,460
TAROT 06-A A4 4.88% 4/13		184,038
USAOT 05-1 A4 4.13% 11/11		211,979
US BANK NA MTN 4.4 8/15/0		291,063
UNCREDIT LUX 5.584/VAR 1/		304,738
US BANCORP MTN 5.3 4/28/0		521,040

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
USTN TII 3.875% 1/15/09		2,059,443
USTN 4.375% 12/15/10		32,849,614
USTN 4.75% 3/31/11		4,461,085
USTN 4.875% 5/15/09		198,678
USTN 5% 7/31/08		2,953,167
VERIZON GLBL 7.25 12/1/10		423,439
VERIZON NEW YOR 6.875 4/0		516,413
VODAFONE GRP PLC 5.5 6/15		90,449
WESTO 04-4 A4 3.44% 5/12		318,026
WAOT 05-B A3 4.79% 4/10		229,257
WBCMT 05-C22 A1 4.98 12/4		174,261
WBCMT 06-C24 XP CSTR 3/45		47,509
WBCMT 03-C6 A2 4.498 8/35		226,493
WBCMT 03-C7 A1 4.241 10/3		292,100
WBCMT 03-C8 XP CSTR 11/35		20,665
WBCMT 03-C9 XP CSTR 12/35		17,381
WBCMT 04-C10 XP CSTR 2/41		22,187
WBCMT 04-C14 A2 4.368 8/4		352,603
WBCMT 05-C18 XP CSTR 4/42		44,097
WBCMT 2004-C15 A2 4.039 1		344,723
WBCMT 04-C15 XP CSTR 10/4		171,316
WBCMT 05-C16 A2 4.38 10/4		244,982
WALOT 06-1 A-3 5.1 7/11		185,037
WALOT 06-1B 5.15% 7/12		120,065
WALOT 06-1 C 5.22% 11/12		270,242
WACHOVIA CAP7.965 6 144A		89,526
WALOT 06-2 B 5.29% 6/12		90,440
WALOT 06-2 C 5.34% 10/12		100,594
WMLT 05-B 2A4 CSTR 10/35		40,058
WACHOVIA 6.15 3/15/09		461,482
WACHOVIA CORP3.5 8/15/08		162,602
WASHINGTON MUTUAL 4.5 8/2		300,741
WAMMS 03-MS9 2A1 7.5 12/3		26,974
WAMMS 04-RA2 2A 7% 7/33		33,427
WELLS FARGO & CO 4 9/10/1		125,061
WELLS FARGO MED 4 8/15/08		154,177
WELLS FARGO 4.2% 1/15/10		238,455
WFMBS 03-14 1A1 4.75 12/1		181,320
WFMBS 05-AR4 2A2 CSTR 4/3		464,873
WFMBS 5-AR9 2A1 CSTR 5/35		318,200

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		Fair
	Cost (1)	Value
WFMBS 05-AR12 2A6 CSTR 7/		251,026
WFMBS 06-AR8 2A6 CSTR 4/3		394,249
WESTERN UN 5.4 11/17 144A		402,034
WESTO 05-3 A4 4.39 5/13		212,853
WESTO 05-3 B 4.50 5/13		84,092
WESTO 05-3 C 4.54 5/13		108,866
WOART 04-A A4 3.96% 7/11		266,292
WOART 06-A A3 5.01 10/10		1,199,522
Cash		17,117

Total investment contracts		157,154,259

Wrapper Contracts:
Chase Manhattan Bank
4.35% contract, maturity date: evergreen ACT / 431253		(5,059)
AIG Financial Products Corp
4.36% contract, maturity date: evergreen ACT / 252460		—
CDC Financial Products
4.36% contract, maturity date: evergreen ACT / 1072-01		—
Rabobank Nederland
4.36% contract, maturity date: evergreen ACT / RYD020001		—
State Street Bank and Trust Company
4.36% contract, maturity date: evergreen ACT / 104008		—

Total investment and wrapper contracts		157,149,200

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

			Fair
		Cost (1)	Value
MUTUAL FUNDS:

Fidelity Equity-Income Fund*	(1,303,606 shares)		76,326,154
Fidelity Contrafund*	(1,371,963 shares)		89,451,989
Fidelity Diversified International Fund*	(2,014,315 shares)		74,428,930
Fidelity U.S. Bond Index Fund*	(1,634,369 shares)		17,749,245
Spartan U.S. Equity Index Fund	(464,394 shares)		23,303,308
Fidelity Growth Company Fund*	(1,586,547 shares)		110,598,217
UAM: Rice, Hall, James Small Cap Porfolio	(871,395 shares)		17,645,757
Fidelity Freedom Income Fund*	(578,292 shares)		6,673,493
Fidelity Freedom Fund 2010*	(973,219 shares)		14,228,467
Fidelity Freedom Fund 2020*	(1,223,706 shares)		19,004,150
Fidelity Freedom Fund 2030*	(959,417 shares)		15,379,452
Fidelity Freedom Fund 2040*	(776,291 shares)		7,359,242
Spartan Extended Market Index	(77,663 shares)		2,992,348
OSIC LAU/R Discovery Institution	(288,409 shares)		5,468,234

			480,608,986

Ryder System, Inc. Common Stock Fund* (1,826,365 shares and $603,123 cash)			94,468,765
Participant Loans (interest rates ranging from 4% to 9.5%, maturing through January 16, 2022)* (1)			27,320,209

Investments at Fair Value			765,154,072

*	Represents a Party-In-Interest

(1)	Cost is not disclosed as all investments are participant-directed.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP

23.2	Consent of Independent Registered Certified Public Accounting Firm — KPMG LLP